File No.:

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-57/A

                         AMENDMENT NO. 1 TO NOTIFICATION
                                       OF
                         FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                                AES PARANA S.C.A.
                        (Name of foreign utility company)

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
   (Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

Robert J. Dougherty                            James T. Foran
President and Chief Operating Officer          Associate General Counsel
PSEG Energy Holdings LLC                       Public Service Enterprise Group
80 Park Plaza, T4B                               Incorporated
Newark, NJ 07101                               80 Park Plaza, P.O. Box 1171
                                               Newark, NJ 07101-1171

NOTIFICATION

Reference is hereby made to the original notification in this docket, filed with the Commission on July 8, 1999, in which Public Service Enterprise Group Incorporated ("PSEG"), a New Jersey corporation and a holding company exempt from the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), claimed foreign utility company status for AES Parana S.C.A. ("Parana"), an Argentine company.

The original notification indicated inter alia that Parana was a "subsidiary company" of PSEG, within the meaning of PUHCA. Since that date, the PSEG subsidiary that directly held the investment in Parana has sold its entire ownership interest therein to a nonaffiliate.

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SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below.

                                    PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                                    By: /s/ James T. Foran
                                        ----------------------------------------
                                        James T. Foran
                                        Associate General Counsel

Dated: March 14, 2005